Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change June 24, 2009
Item 3	News Release The news release dated June 24, 2009 was disseminated through Marketwire’s Canadian and US Investment and UK Media and Analysts Networks.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reported the results of a pre-feasibility study for the underground component of the Breccia Ridge Zone at its wholly-owned Pitarrilla Project in Durango State, Mexico.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated June 24, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 24th day of June, 2009

June 24, 2009	News Release 09-18

BRECCIA RIDGE UNDERGROUND PRE-FEASIBILITY
STUDY AND PITARRILLA PROJECT UPDATE

Vancouver, B.C. –June 24, 2009 - Silver Standard Resources Inc. (Nasdaq:SSRI, TSX:SSO) is pleased to report the results of a pre-feasibility study for the underground component of the Breccia Ridge Zone at its wholly-owned Pitarrilla Project in Durango State, Mexico.  Based on the pre-feasibility study, the underground component of Breccia Ridge now contains probable silver reserves of 91.7 million ounces.  Scoping studies on underground bulk mining and open pit development for Breccia Ridge are continuing, and, if satisfactory, pre-feasibility studies will follow.  Feasibility-level studies are also continuing on certain aspects of the project.  The Breccia Ridge Zone, containing 63% of Pitarrilla’s total silver resource of 643.6 million ounces of measured and indicated silver resources and 82.3 million ounces of inferred silver resources, is the main focus of current project activities and is one of five zones of mineralization identified to date on the property.

Breccia Ridge Underground

Iouri Iakovlev, Senior Mining Engineer of Wardrop, A Tetra Tech Company, and an “independent qualified person” for the purposes of National Instrument 43-101, estimated diluted probable reserves of 91.7 million ounces of silver for Breccia Ridge using a silver price of US$11.00/oz, zinc price of US$0.70/lb, lead price of US$0.50/lb and a US$50.00/tonne net smelter returns cut-off.

Breccia Ridge Underground Reserves
	Tonnes (millions)	Silver (g/t)	Zinc (%)	Lead (%)	Silver (million oz)
Probable Reserves(i)	16.7	171	2.57	1.12	91.7
(i) Reserves are based on US$50.00/tonne net smelter returns cut-off grade using Base Case metal prices of US$11.00/oz of silver, US$0.70/lb of zinc and US$0.50/lb of lead with recoveries varying by rock type.

As presented in the pre-feasibility study, completed by Wardrop, A Tetra Tech Company, the underground project has a 12-year mine life, mining 4,000 tonnes per day and producing approximately seven million ounces of silver per year.  Capital costs are projected at US$277 million with average operating costs of US$33.81/tonne.  Recoveries vary by rock type with expected weighted average recoveries of 88.4% for silver, 93.2% for zinc and 89.6% for lead.

Ore processing will produce two concentrates: lead and zinc.  The lead concentrate is expected to average 60.7% lead and approximately 8,000 g/t silver.  The zinc concentrate is expected to average 48.5% zinc and approximately 400 g/t silver.

Breccia Ridge Underground Pre-Feasibility Summary(i)
Production Summary
Tonnes of Ore (diluted)	16.7 million tonnes
Processing Rate	4,000 tonnes per day
Mine Life	12 years
Weighted Average Recoveries	88.4% silver, 93.2% zinc, 89.6% lead
Average Annual Silver Production in Concentrates	7 million ounces
Total Silver Produced	80 million ounces
Operating Costs
Mining Cost	$14.55/tonne milled
Processing Cost	$9.15/tonne milled
Power Cost	$6.03/tonne milled
G&A Cost	$4.08/tonne milled
Total Operating Costs	$33.81/tonne milled
Total Capital Costs	$277.4 million
(i) All monetary values in U.S. dollars.

Breccia Ridge Underground Pre-Feasibility - Financial Results
Price Scenario	Silver (US$/oz)	Zinc (US$/lb)	Lead (US$/lb)	NPV at 5% Discount (millions US$)	IRR (%)	Payback (Years)
SSRI Base Case	11.00	0.70	0.50	107.4	10.9	6.2
5-year Average(i)	11.16	0.99	0.72	310.5	20.3	3.8
2-year Average(i)	14.06	1.01	1.02	521.1	28.9	2.8
Spot (i)	14.02	0.71	0.77	320.1	20.4	3.9
(i) at June 16, 2009

Based on the pre-feasibility study and spot metal prices at June 16, 2009, the underground component of the project has a net present value of US$320 million at a 5% discount rate.

Underground Bulk Mining Opportunities

In carrying out the pre-feasibility study, Wardrop identified the potential for underground bulk mining opportunities for the Breccia Ridge underground resource (shown below) which require further study.  As a result, a scoping study to be followed, if warranted, by a pre-feasibility study on the Breccia Ridge underground project is underway.

Breccia Ridge Underground Resource Summary – August 2008

Category	Tonnes (millions)	Silver Grade (g/t)	Zinc (%)	Lead (%)	Contained Silver (million oz)
Measured	18.5	91.6	1.24	0.70	54.5
Indicated	48.5	89.2	1.68	0.66	139.1
Inferred	19.3	51.3	1.12	0.54	31.8
The above block model resource estimate is contained in the “Technical Report and Resource Estimate on the La Pitarrilla Property, Breccia Ridge Deposit, Durango, Mexico” prepared by P&E Mining Consultants Inc. of Brampton, Ontario and filed on www.sedar.com on August 28, 2008 and is based on a cut-off grade of 65grams of silver-equivalent per tonne for underground resources. Silver-equivalent grades were calculated using US$11/oz silver, US$1.05/lb zinc, US$0.75/lb lead and US$2.00/lb copper.

Open Pit Opportunities

Concurrent with the advancement of the Breccia Ridge underground, a scoping study to be followed, if warranted, by a pre-feasibility study on the Breccia Ridge open-pit opportunity is underway. Metallurgical testwork on recoveries of the open-pit, oxide-sulfide material is in progress along with geotechnical drilling data for pit design.

Breccia Ridge Open Pit Resource Summary – August 2008
	Tonnes (millions)	Silver (g/t)	Zinc (%)	Lead (%)	Contained Silver (million oz)
Indicated	105.6	63.6	0.68	0.31	215.8
Inferred	5.5	72.5	0.67	0.24	12.9
The above block model resource estimate is contained in the “Technical Report and Resource Estimate on the La Pitarrilla Property, Breccia Ridge Deposit, Durango, Mexico” prepared by P&E Mining Consultants Inc. of Brampton, Ontario and filed on www.sedar.com on August 28, 2008 and is based on a cut-off grade of 20grams of silver-equivalent per tonne for underground resources. Silver-equivalent grades were calculated using US$11/oz silver, US$1.05/lb zinc, US$0.75/lb lead and US$2.00/lb copper

In addition to Breccia Ridge, engineering and testwork continues on the four other surface zones: Peña Dike, Cordon Colorado, Javelina Creek and South Ridge.  These four zones contain approximately one-third of total Pitarrilla resources and will complement the contemplated underground and open-pit scenarios of Breccia Ridge.

Other Surface Zones Resource Summary – May 2007
	Tonnes (millions)	Silver (g/t)	Contained Silver (million oz)
Measured	27.2	120.6	105.5
Indicated	35.6	112.5	128.8
Inferred	11.3	103.1	37.5
The above block model resource estimate is contained in the “Technical Report on the La Pitarrilla Property” prepared by James A. McCrea, P. Geo. and filed on www.sedar.com on May 25, 2007.

“We are pleased to convert resources to reserves at Pitarrilla, a major grass-roots discovery for Silver Standard and one of the largest silver discoveries in the past decade.  We will now focus on advancing scoping and pre-feasibility studies on underground bulk mining, and open pit options in order to optimize this large resource and unlock further value for our shareholders,” says President and CEO Robert Quartermain.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the Pitarrilla Project.

Silver Standard Resources Inc. is a significant silver and gold resource company making the transition from explorer to producer as well as seeking growth through exploration and development of its own projects. (Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “measured mineral resource”,”indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.